SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             The SMALLCap Fund, Inc.
                       (Name of Subject Company (Issuer))

                             The SMALLCap Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 CUSIP 831680103
                      (CUSIP Number of Class of Securities)
                           Jeffrey A. Engelsman, Esq.
                                    Secretary

                             The SMALLCap Fund, Inc.
                                One South Street
                               Baltimore, Maryland
                                    (number)

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Ernest V. Klein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

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                            CALCULATION OF FILING FEE

      Transaction Valuation(1)                     Amount of Filing Fee(2)

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third-party tender offer subject to Rule 14d-1.

      |X|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                             The SMALLCap Fund, Inc.
                                One South Street
                            Baltimore, Maryland 21202

                   SMALLCAP FUND, INC. FINALIZES TENDER OFFER

      The SMALLCap Fund, Inc. (NYSE: MGC) announced that its Board of Directors approved final terms for a tender offer. The cash tender offer will be conducted for 65% of the Fund's outstanding shares at 99% of net asset value. The Board has authorized the Fund to commence the tender offer as soon as practical, which is anticipated to be on or about July 15, 2003. In conjunction with the tender offer and in accordance with federal law, the Board suspended the current share buy-back program until at least 10 business days after the expiration of the tender offer.

      The Fund also held its 2003 annual meeting of stockholders today. The Fund will announce the certified voting results from the meeting as soon as they are available.

      The Fund is a closed-end fund. Its shares trade on the New York Stock Exchange under the symbol 'MGC'. Currently, there are 9,832,394 shares outstanding. Stockholders can obtain more information on the Fund by calling the service center at 866-810-3734, visiting the Fund's Web site at www.thesmallcapfundinc.com or contacting their financial representative.

      Contact:      Daniel O. Hirsch
                    Jeffrey Engelsman
                    The SMALLCap Fund, Inc.
                    One South Street
                    MS - BAL01-1806
                    Baltimore, Maryland 21202

      Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund's shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

              NOT FDIC INSURED / NO BANK GUARANTEE / MAY LOSE VALUE